Exhibit 77D

The Royce Fund

        On February 9-10, 2005, The Board of Trustees of The Royce Fund voted to amend each series' non-fundamental investment policies to permit each series to enter into repurchase agreements with recognized securities dealers and banks considered by Royce & Associates, LLC to present minimal credit risk and having a term of seven days or less.